UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-36885

TANTECH HOLDINGS LTD
(Translation of registrant’s name into English)

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

Change of Directors

Effective August 2, 2026, Mr. Weilin Zhang resigned as a director of the board of directors (the “Board”) of Tantech Holdings Ltd (the “Company” or the “Registrant”). The resignation of Mr. Zhang was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective August 2, 2026, Mr. Hongdao Qian resigned as an independent director and the chair of the nominating committee of the Board of the Company. The resignation of Mr. Qian was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective August 2, 2026, Mr. Yongxin Su was elected as a director and the Co-Chief Executive Officer by the remaining members of the Board. Mr. Su was designated as a Class III director and will serve a term expiring at the 2027 annual meeting of shareholders or until his successor is duly elected and qualified.

Effective August 2, 2026, Ms. Bihua Liu was elected as a director and the Co-Chief Financial Officer by the remaining members of the Board to fill the vacancy resulting from the resignation of Mr. Zhang. Ms. Liu will serve for the remainder of Mr. Zhang's term, which is scheduled to expire at the Company's 2027 annual meeting of shareholders, or until her successor is duly elected and qualified.

Effective August 2, 2026, Mr. Lei Yao was elected as an independent director and the chair of the nominating committee of the Board of the Company by the remaining members of the Board to fill the vacancy resulting from the resignation of Mr. Qian. Mr. Yao will serve for the remainder of Mr. Qian's term, which is scheduled to expire at the Company's 2026 annual meeting of shareholders, or until her successor is duly elected and qualified. The Board has determined that Mr. Yao satisfies the independence requirements of Nasdaq Listing Rule 5605(a)(2) and qualifies as an independent director.

Effective August 2, 2026, Mr. Shipu Huang was elected as an independent director by the remaining members of the Board. Mr. Huang was designated as a Class I director and will serve a term expiring at the 2028 annual meeting of shareholders or until his successor is duly elected and qualified. The Board has determined that Mr. Huang satisfies the independence requirements of Nasdaq Listing Rule 5605(a)(2) and qualifies as an independent director.

Mr. Yongxin Su is an experienced technology professional specializing in artificial intelligence, high-performance computing, and intelligent computing platform development. Since August 2023, he has been serving as the Technical Director of Shenzhen Huazi Supercomputing Technology Co., Ltd. From July 2020 to July 2023, Mr. Su served as an Algorithm Engineer at Shenzhen Jiexi Technology Co., Ltd., where he was responsible for the company's technology R&D system development and product technology planning. Mr. Su holds a bachelor’s degree in Information Security from Tianjin University of Technology.

Ms. Bihua Liu is a finance professional with extensive experience in corporate financial management spanning over two decades. She currently serves as the Head of Dalun Enterprise, a position she has held since February 2026. From October 2022 to August 2024, Ms. Liu served as the Chief Financial Officer of Yingke Co., Ltd. Prior to that, from October 1997 to September 2022, she served as the Chief Financial Officer of Santongjin Co., Ltd. Ms. Liu holds a bachelor’s degree in Accounting from Chongyou College of Business Management.

Mr. Lei Yao is a seasoned financial services professional with extensive experience in banking and business management. He currently serves as the Chairman of Weihai Qianhao Ocean Technology Co., Ltd., a position he has held since September 2025.  Since May 2021, Mr. Yao has also been serving as a Director and Chief Executive Officer of Dalian GuangXuYuan Sea Delicacies Co., Ltd. From June 2014 to November 2022, he served as a Senior Client Manager at the Agricultural Bank of China Zhongshan Sub-branch. From February 2009 to June 2014, Mr. Yao served as Branch President of the Agricultural Bank of China City Plaza Sub-branch. From September 2006 to February 2009, he served as Branch President of the Agricultural Bank of China Dalian Tianjin Street Sub-branch. Mr. Yao holds an associate degree in Finance from the Agricultural Bank of China Financial Cadre Management Institute.

Mr. Huang Shipu is a technology management professional with experience in IT services and corporate operations. From January 2020 to March 2026, he served as the General Manager of Chengdu Dinggu Technology Co., Ltd. In this position, he was responsible for the company's strategic planning, daily operations, and team management, driving business expansion in the IT services sector and improving operational efficiency. Mr. Huang holds an associate's degree in Engineering from Chongqing Information Technology College.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tantech Holdings Ltd

Date: August 5, 2026	By:	/s/ Zheyuan Liu
Zheyuan Liu
Chief Executive Officer

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